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                                                           August 25, 2006

Mr. Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
One Station Place
100 F Street NE
Washington, D.C 20549

Dear Mr. Shuman:

This letter is in reference to the Staff's comment letter dated August 3, 2006 regarding:


                      Powerhouse Technologies Group, Inc.
                      Amendment No. 3 to Registration Statement on Form SB-2 Filed on July 20, 2006
                      File No. 333-131177

                      Form 10-KSB/A for the year ended March 31, 2005 Form 10-QSB for the period ended September 30, 2005 File No. 333-05278-NY

On August 16, 2006, Migo Software, Inc. (formerly PowerHouse Technologies Group, Inc.) (the "Company") filed Amendment No. 4 to the above referenced Registration Statement on Form SB-2 and an accompanying response letter.

We are writing this letter to seek an expedited review of this filing by the Staff. As indicated in the Registration Statement, the Registration Statement covers the resale of securities issued to investors in the Company in September 2005 and December 2005. The terms of the Registration Rights Agreements entered into with the investors at the time of the transactions provide for penalties which accrue on a daily basis if the Company is late in having a resale registration statement declared effective. The required dates for having the registration statement declared effective have already passed. The daily accrual of penalties amounts to more than $250,000 per month. These penalties are quite significant for a company of our size.

The Company has worked diligently to resolve all Staff comments and believes that the latest Staff comments (comment letter dated August 3, 2006) were not difficult to resolve and have now been resolved with the filing of Amendment No. 4 to the Registration Statement on August 16, 2006. In particular, please refer to the below brief summary of the Staff comments and our responses on a comment by comment basis:




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Mr. Mark P. Shuman
August 25, 2006
Page 2



Comment 1: This comment merely requested conforming the registration fee table to the requirements of the Form. We believe this has now been remedied.

Comment 2: This comment suggested wording changes to a risk factor. This risk factor has been changed accordingly.

Comment 3: We discussed this comment with Ms. Mills-Apenteng and believe the footnote disclosure previously in the document (footnote 5 to the selling stockholder table) should satisfy the Staff's concern.

Comments 4 - 7: These comments refer to clarifications or corrections of proposed amendments to previously filed Form 10-KSB and 10-QSB reports. Our response letter modifies the proposed amendments which we believe should satisfy the Staff's concerns.

As the above indicates, it appears that the Staff's comments can be, and have been, readily addressed and that it should only take a short amount of time for the Staff to clear these outstanding comments. As such, we respectfully request the Staff to expedite its review of these responses so that the Company may avoid further penalties to its September 2005 and December 2005 investors. Upon clearance of these comments, we will immediately file the amendments to the Form 10-KSB and 10-QSB documents referenced in the comments and seek acceleration of the effective date of the Registration Statement.

Thank you for your consideration of this request.


                                                     Best regards,


                                                     /s/ Richard Liebman

                                                     Richard Liebman
                                                     Chief Financial Officer